FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2024

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On November 13, 2024, the Registrant issued a press release announcing its unaudited third quarter 2024 results. A copy of this press release is furnished herewith.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 13, 2024	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Reports Third Quarter 2024 Results

Revenues Increased by 17% Year-over-Year

GAAP Operating Income of $6.7 Million

Adjusted EBITDA of $10.7 Million

Petah Tikva, Israel, November 13, 2024 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter, ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Revenues of $74.6 million, up 17% compared with $63.9 million in Q3 2023;

•	GAAP operating income of $6.7 million, compared with $12.7 million in Q3 2023;

o	GAAP operating income includes other income, net, of $1.3 million. Q3 2023 GAAP operating income included other income, net, of $7.4 million;

•	Non-GAAP operating income of $8.3 million, up 36% compared with $6.1 million in Q3 2023;

•	GAAP net income of $6.8 million, or $0.12 per diluted share, compared with $10.2 million, or $0.18 per diluted share, in Q3 2023;

o	GAAP net income includes other income, net, of $1.3 million. Q3 2023 GAAP net income included other income, net, of $7.4 million;

•	Non-GAAP net income of $8.1 million, or $0.14 per diluted share, almost doubled compared with $4.6 million, or $0.08 per diluted share, in Q3 2023;

•	Adjusted EBITDA of $10.7 million, up 13% compared with $9.5 million in Q3 2023.

Forward-Looking Expectations

The Company narrowed the range of its 2024 revenue guidance. Expectations of revenue  between $305 million to $315 million now represent year-over-year growth of 17% at the mid-point. The main effect on the revenue guidance is the company’s decision to terminate its activities in Russia due to limitations and constraints that are imposed with regard to operations there.

The Company raised and narrowed the range of its 2024 GAAP operating income guidance to between $24 million to $26 million, mainly due to the receipt of approximately $11 million in proceeds from an arbitration in Peru in H2 2024.

The Company also narrowed the range of its Adjusted EBITDA guidance to between $41 to $43 million, representing year-over-year growth of 15% at the mid-point.

Management Commentary

Adi Sfadia, Gilat's CEO, commented:  "We performed strongly in the third quarter, achieving solid growth driven by our Satellite Network segment. This growth highlights the progress we are making in expanding our defense opportunities following our acquisition of DataPath at the end of 2023. This is highly encouraging for Gilat, as our defense business represents a rapidly growing strategic segment for the company. Our innovative satellite solutions are meeting the specialized demands of government and military customers, reinforcing our position as a trusted partner. In addition, our in-flight connectivity solutions continue to set new benchmarks for reliability and performance, addressing the increasing need for seamless airborne connectivity. Together, these efforts underscore our commitment to capturing growth in these critical markets.”

Mr. Sfadia added, “We continued to broaden our pipeline of potential orders throughout our business, supported by our next-generation platform, as we capture new LEO satellite communications opportunities. Gilat is extremely well-positioned to leverage the growing demand for NGSO with an emphasis on LEO based on our comprehensive product offering and satellite expertise.”

Mr. Sfadia concluded, "We are continuing to work towards the closing of our acquisition of Stellar Blu Solutions, a leader and first-to-market of Electronically Steerable Antenna for the In-Flight-Connectivity market, and are awaiting the receipt of final regulatory approvals, documentation and other customary closing conditions. Stellar Blu’s production ramp is progressing very well, and it has already begun delivering antennas to its customers. We are more confident today that Stellar Blu will add between $120-$150 million in annual revenues and be accretive to our Non-GAAP results. Furthermore, we estimate that once Stellar Blu reaches its target manufacturing capacity during the second half of 2025, its EBITDA margin will be above 10%.”

Key Recent Announcements

•	Gilat Receives Approximately $5 Million in Orders from US Defense Customers

•	Gilat Received Over $4 Million Order from the US Department of Defense

•	Gilat Secures Approximately $15 Million in Orders from Leading Satellite Operators for GEO, MEO and LEO Constellations

•	Gilat Satellite Networks Awarded approximately $4 Million Contract to Provide Connectivity for rural areas in Latin America

•	Gilat Satellite Networks Receives Multimillion Service Contract from Leading Satellite Operator in APAC region

•	Gilat Satellite Networks Awarded Over $5M in Support of the US Department of Defense

•	Gilat Secures Over $12 Million Orders for SkyEdge Platforms from Leading Satellite Operator

Conference Call Details

Gilat’s management will discuss its third quarter 2024 results and business achievements and participate in a question-and-answer session:

Date:	Wednesday, November 13, 2024
Start:	09:30 AM EST / 16:30 IST
Dial-in:	US: 1-888-407-2553
International:	+972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq3-2024

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, Adjusted EBITDA, and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating income, net, and income tax effect on the relevant adjustments.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
mayravs@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

Revenues	$227,320	$190,478	$74,611	$63,927
Cost of revenues	145,010	114,453	46,928	38,123

Gross profit	82,310	76,025	27,683	25,804

Research and development expenses, net	28,028	29,549	9,481	10,546
Selling and marketing expenses	20,724	18,124	6,615	6,183
General and administrative expenses	20,676	12,903	6,162	3,748
Other operating income, net	(2,045)	(9,757)	(1,320)	(7,417)

Total operating expenses	67,383	50,819	20,938	13,060

Operating income	14,927	25,206	6,745	12,744

Financial income (expenses), net	1,441	(1,087)	662	(352)

Income before taxes on income	16,368	24,119	7,407	12,392

Taxes on income	(3,283)	(4,062)	(588)	(2,240)

Net income	$13,085	$20,057	$6,819	$10,152

Earnings per share (basic and diluted)	$0.23	$0.35	$0.12	$0.18

Weighted average number of shares used in
computing earnings per share
Basic	57,016,883	56,618,407	57,017,032	56,623,793
Diluted	57,016,883	56,623,125	57,017,032	56,624,966

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2024			September 30, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$27,683	$755	$28,438	$25,804	$108	$25,912
Operating expenses	20,938	(767)	20,171	13,060	6,753	19,813
Operating income	6,745	1,522	8,267	12,744	(6,645)	6,099
Income before taxes on income	7,407	1,522	8,929	12,392	(6,645)	5,747
Net income	$6,819	$1,325	$8,144	$10,152	$(5,568)	$4,584

Earnings per share (basic and diluted)	$0.12	$0.02	$0.14	$0.18	(0.10)	$0.08

Weighted average number of shares used in
computing earnings per share
Basic	57,017,032		57,017,032	56,623,793		56,623,793
Diluted	57,017,032		57,017,032	56,624,966		56,906,057

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income, net, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Three months ended September 30, 2024	Three months ended September 30, 2023
	Unaudited	Unaudited

GAAP net income	$6,819	$10,152

Gross profit
Stock-based compensation expenses	85	108
Amortization of purchased intangibles	596	-
Other integration expenses	74	-
	755	108
Operating expenses
Stock-based compensation expenses	696	614
Stock-based compensation expenses related to business combination	1,131	-
Amortization of purchased intangibles	248	50
Other operating income, net and other integration expenses	(1,308)	(7,417)
	767	(6,753)

Taxes on income	(197)	1,077

Non-GAAP net income	$8,144	$4,584

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2024			September 30, 2023
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$82,310	$3,098	$85,408	$76,025	$278	$76,303
Operating expenses	67,383	(4,180)	63,203	50,819	8,049	58,868
Operating income	14,927	7,278	22,205	25,206	(7,771)	17,435
Income before taxes on income	16,368	7,278	23,646	24,119	(7,771)	16,348
Net income	$13,085	$6,628	$19,713	$20,057	$(6,694)	$13,363

Earnings per share (basic and diluted)	$0.23	$0.12	$0.35	$0.35	$(0.11)	$0.24

Weighted average number of shares used in
computing earnings per share
Basic	57,016,883		57,016,883	56,618,407		56,618,407
Diluted	57,016,883		57,047,599	56,623,125		56,716,822

(*) Adjustments reflect the effect of stock-based compensation expenses as per ASC 718, amortization of purchased intangibles, other operating income, net, other non-recurring expenses, other integration expenses and income tax effect on such adjustments which is calculated using the relevant effective tax rate.

	Nine months ended September 30, 2024	Nine months ended September 30, 2023
	Unaudited	Unaudited

GAAP net income	$13,085	$20,057

Gross profit
Stock-based compensation expenses	385	278
Amortization of purchased intangibles	2,023	-
Other non-recurring expenses	466	-
Other integration expenses	224	-
	3,098	278
Operating expenses
Stock-based compensation expenses	2,118	1,558
Stock-based compensation expenses related to business combination	3,297	-
Amortization of purchased intangibles	772	150
Other operating income, net and other integration expenses	(2,007)	(9,757)
	4,180	(8,049)

Taxes on income	(650)	1,077

Non-GAAP net income	$19,713	$13,363

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:
	Nine months ended		Three months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

GAAP net income	$13,085	$20,057	$6,819	$10,152
Adjustments:
Financial expenses (income), net	(1,441)	1,087	(662)	352
Taxes on income	3,283	4,062	588	2,240
Stock-based compensation expenses	2,503	1,836	781	722
Stock-based compensation expenses related to business combination	3,297	-	1,131	-
Depreciation and amortization (*)	10,709	9,765	3,266	3,430
Other operating income, net	(2,045)	(9,757)	(1,320)	(7,417)
Other non-recurring expenses	466	-	-	-
Other integration expenses	262	-	86	-

Adjusted EBITDA	$30,119	$27,050	$10,689	$9,479

(*) Including amortization of lease incentive

SEGMENT REVENUES:
	Nine months ended		Three months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited

Satellite Networks	$149,110	$115,010	$51,732	$40,737
Integrated Solutions	37,668	36,630	13,049	11,011
Network Infrastructure and Services	40,542	38,838	9,830	12,179

Total revenues	$227,320	$190,478	$74,611	$63,927

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$109,554	$103,961
Restricted cash	1,192	736
Trade receivables, net	51,506	44,725
Contract assets	32,010	28,327
Inventories	39,892	38,525
Other current assets	23,304	24,299

Total current assets	257,458	240,573

LONG-TERM ASSETS:
Restricted cash	13	54
Long-term contract assets	8,587	9,283
Severance pay funds	5,764	5,737
Deferred taxes	9,948	11,484
Operating lease right-of-use assets	4,427	5,105
Other long-term assets	8,177	9,544

Total long-term assets	36,916	41,207

PROPERTY AND EQUIPMENT, NET	70,607	74,315

INTANGIBLE ASSETS, NET	13,463	16,051

GOODWILL	54,740	54,740

TOTAL ASSETS	$433,184	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$2,727	$7,453
Trade payables	19,134	13,873
Accrued expenses	53,477	51,906
Advances from customers and deferred revenues	22,672	34,495
Operating lease liabilities	2,431	2,426
Other current liabilities	18,085	16,431

Total current liabilities	118,526	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,547	6,537
Long-term advances from customers and deferred revenues	759	1,139
Operating lease liabilities	2,124	3,022
Other long-term liabilities	11,753	12,916

Total long-term liabilities	23,183	25,614

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,733	2,733
Additional paid-in capital	941,904	937,591
Accumulated other comprehensive loss	(5,926)	(5,315)
Accumulated deficit	(647,236)	(660,321)

Total shareholders' equity	291,475	274,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$433,184	$426,886

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Cash flows from operating activities:
Net income	$13,085	$20,057	$6,819	$10,152
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,542	9,597	3,209	3,375
Capital gain from sale of property	-	(2,084)	-	(2,084)
Stock-based compensation *)	5,800	1,836	1,912	722
Accrued severance pay, net	(17)	155	(77)	(41)
Deferred taxes, net	1,536	3,865	(188)	2,045
Decrease (increase) in trade receivables, net	(7,019)	3,887	10,715	(5,511)
Decrease (increase) in contract assets	(2,987)	6,110	(5,969)	(2,268)
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash and cash equivalents)	3,071	3,598	(2,441)	3,355
Decrease (increase) in inventories, net	(2,472)	(6,185)	(3,446)	1,710
Increase (decrease) in trade payables	5,080	(5,321)	1,501	(1,081)
Increase (decrease) in accrued expenses	2,675	(2,782)	4,904	2,257
Increase (decrease) in advances from customers and deferred revenues	(12,162)	2,646	(2,676)	(478)
Increase (decrease) in other liabilities	(1,745)	(13,392)	432	1,617
Net cash provided by operating activities	15,387	21,987	14,695	13,770

Cash flows from investing activities:
Purchase of property and equipment	(4,095)	(8,656)	(1,445)	(2,100)
Receipts from sale of property	-	2,168	-	2,168
Net cash provided by (used in) investing activities	(4,095)	(6,488)	(1,445)	68

Cash flows from financing activities:
Repayment of credit facility, net	(7,453)	-	-	-
Repayments of short-term debts	(4,043)	-	(2,703)	-
Proceeds from short-term debts	6,770	-	5,301	-
Net cash provided by (used in) financing activities	(4,726)	-	2,598	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(558)	(2,351)	160	(1,341)

Increase in cash, cash equivalents and restricted cash	6,008	13,148	16,008	12,497

Cash, cash equivalents and restricted cash at the beginning of the period	104,751	87,145	94,751	87,796

Cash, cash equivalents and restricted cash at the end of the period	$110,759	$100,293	$110,759	$100,293

*) Stock-based compensation including expenses related to business combination in the amounts of $3,297 and $1,131 for the nine months and three months ended September 30, 2024, respectively.